File #803-00217 40-206A/A

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

March 26, 2014

Mr. Aaron T. Gilbride
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4041

Re: Crestview Advisors, L.L.C.; 803-00217

Dear Mr. Gilbride:

We are writing this letter in response to the comment letter (the "**Comment Letter**") of the Staff (the "**Staff**") of the Division of Investment Management of the Securities and Exchange Commission dated as of January 7, 2014 with respect to the above-referenced application (the "**Application**") for an order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "**Advisers Act**") and Rule 206(4)-5(e) thereunder, exempting the Applicant from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Advisers Act. In connection herewith, we are filing Amendment No. 1 (the "**Amendment**") to the Application.

For your convenience, we have reproduced the Staff's comments preceding each response. Please note that the page references contained in the Staff's comments are references to the pages of the Application. The changes reflected in the Amendment include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to clarify, conform and render the information complete.

Per your request, we have also submitted a copy of the Amendment and a PDF file which shows changes from the Application. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in the review process.

1. *Please add a discussion regarding precedent, comparing and contrasting, as applicable, the Applicant's application against the application filed by Davidson Kempner Capital Management LLC ("Davidson Kempner") on July 5, 2013. To the extent otherwise necessary, please conform the Applicant's application, notice and order to the Davidson Kempner application, notice and order.*



Response: We revised the Application, notice and order to discuss precedent and to conform to the Davidson Kempner application, notice and order. Please see Page 14 of the Amendment for a discussion of precedent.

2. *Please confirm that the Investor was not solicited to invest in any other funds managed by the Applicant.*

   Response: The Investor was solicited by the Applicant and made a subsequent investment in other funds managed by the Applicant. However, the Contributor was not involved in such solicitation or investment, and such subsequent investment was made over 22 months after the Contribution was returned.

3. *Please indicate whether the Contributor had any interaction with the Candidate.*

   Response: The Contributor met with the Candidate personally at a fundraising event at the time he made the Contribution. After the Contribution, however, the Contributor has not had contact with the Candidate other than to request the return of the Contribution.

4. *Please add a statement on Page 7 under II.C explaining that the Fund meets the definition of "covered investment pool" under the Pay-to-Play Rule.*

   Response: We revised the Application as requested. Please see Page 4 of the Amendment.

5. *Please add, to Footnote 8 on Page 8, the language "exceeded the de minimis contribution limits in the Pay-to-Play Rule. The Applicant also acknowledges that . . . ." The revised Footnote would read: "The Applicant acknowledges that the amount of the Contribution exceeded the de minimis contribution limits in the Pay-to-Play Rule. The Applicant also acknowledges that the time period since it had been made exceeded that provided for in the exception for returned contributions set forth in the Pay-to-Play Rule."*

   Response: We revised the Application as requested. Please see Footnote 2 on Page 7 of the Amendment.

6. *Please remove the second paragraph on Page 9 under III.A, which states the Applicant's interpretation of the Commission's views on the exemptions under the Pay-to-Play Rule.*

   Response: We revised the Application as requested. Please see Page 10 of the Amendment.

7. *Please modify the language discussing the effectiveness of the Pay-to-Play Rule in the second paragraph on Page 10 under III.B.1 such that it is in the past tense.*

   Response: We revised the Application as requested. Please note that we have removed the paragraph in its entirety in an effort to conform to the Davidson Kempner application.

8. *Please revise the language on Page 12 under III.B.2 to clarify that the Investor's share of carried interest and management fees are being held in escrow. If the carried interest*

and management fees are not being held in escrow, please describe the type of account that is being used to hold these funds.

Response: We revised the Application as requested. Please see Page 11 of the Amendment.

9. *Please confirm whether the Investor was notified of the two-year prohibition resulting from the contribution absent exemptive relief from the Commission.*

   Response: The Investor was not notified of the two-year prohibition resulting from the contribution absent exemptive relief from the Commission.

10. *Please remove the first two paragraphs on Page 12 under III.B.4 that discuss training sessions and the Applicant's efforts to ensure compliance with the Pay-to-Play Rule.*

    Response: We revised the Application as requested. Please see Page 10 of the Amendment.

11. *In the last paragraph under III.B.4, please replace the term "however" with a non-contradictory transition, such as "moreover."*

    Response: We revised the Application as requested. Please see Page 12 of the Amendment.

12. *Please move the first two sentences of the second paragraph on Page 13 under III.B.6 to the discussion under III.B.4.*

    Response: We revised the Application as requested. Please see Page 12 of the Amendment.

13. *Please delete the Conditions.*

    Response: We revised the Application as requested. Please see Page 15 of the Amendment.

We are grateful for your assistance in this matter. Please do not hesitate to call me at 202-962-7125 with any questions you may have with respect to the foregoing.

Very truly yours,

Linda Chatman Thomsen /ER

Linda Chatman Thomsen

#85551743v10

40-206A/A

File No. 803-00217
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED,
AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING CRESTVIEW ADVISORS, L.L.C. FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

Crestview Advisors, L.L.C.
(Exact name of applicant)

667 Madison Avenue, 10th Floor
New York, NY 10065
(Address of principal executive offices)

Copies of all Communications, Notice and Order to:

Ross A. Oliver, Esq.
Senior Counsel & Chief Compliance Officer
Crestview Advisors, L.L.C.
667 Madison Avenue, 10th Floor
New York, NY 10065

Linda Chatman Thomsen, Esq.
Davis Polk & Wardwell LLP
901 15th Street NW
Washington, D.C. 20005

This Application, including Exhibits, consists of 27 pages.
Exhibit Index appears on page 17

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the matter of CRESTVIEW ADVISORS, L.L.C.	AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e) THEREUNDER, EXEMPTING CRESTVIEW ADVISORS, L.L.C. FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

I. Preliminary Statement and Introduction

Crestview Advisors, L.L.C. (the "**Applicant**") hereby amends and restates its application to the Securities and Exchange Commission (the "**Commission**") for an order pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "**Advisers Act**") and Rule 206(4)-5(e) thereunder, exempting the Applicant from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Advisers Act for investment advisory services provided to a government entity following a contribution to a candidate for federal office by a covered associate as described in this application, subject to the representations set forth herein (as amended and restated, this "**Application**").

Section 206A of the Advisers Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Advisers Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Advisers Act]."

Section 206(4) of the Advisers Act prohibits investment advisers from engaging in any act, practice or course of business which is fraudulent, deceptive or manipulative and directs the Commission to adopt such rules and regulations, define and prescribe means reasonably designed to prevent, such acts, practices or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "**Rule**"), which prohibits a registered investment adviser from providing "investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser."

The term "government entity" is defined in Rule 206(4)-5(f)(5)(ii) as including a pool of assets sponsored or established by a state or political subdivision, or any agency, authority or instrumentality thereof, including a defined benefit plan. The definition of an "official" of such government entity in Rule 206(4)-5(f)(6)(ii) includes the holder of an elective office with authority to appoint a person directly or indirectly able to influence the outcome of the government entity's hiring of an investment adviser. The "covered associates" of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) as including its managing member, executive officer or other individuals with similar status or function. Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. "Covered investment pool" is defined in Rule 206(4)-5(f)(3)(ii) as including any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the "**1940 Act**"), but for the exclusion provided from that definition by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a *de minimis* threshold, were made by a person more than six months before becoming a covered associate or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no other exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation.

In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act; (ii) whether the investment adviser (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, federal, state or local); and (vi) the contributor's apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Based on these considerations and the facts described in this Application, the Applicant respectfully submits that the relief requested herein is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act. Accordingly, the Applicant requests an order exempting it to the extent described herein from the prohibition under Rule 206(4)-5(a)(1) to permit it to receive compensation for investment advisory services provided to a government entity within the two-year period following the contribution identified herein to an official of such government entity by an individual who was a covered associate of the Applicant at the time of such contribution.

II. Statement of Facts

A. The Applicant

The Applicant, Crestview Advisors, L.L.C., is a Delaware limited liability company registered with the Commission as an investment adviser under the Advisers Act. The Applicant acts as the manager and investment adviser to three private equity fund complexes (the "**Crestview Funds**"), each complex consisting of parallel funds that invest in lockstep in underlying portfolio companies, with approximately $5 billion in total capital commitments as of the date hereof. One of the private equity funds in such a complex for which the Applicant acts as investment adviser is Crestview Partners II, L.P. (the "**Fund**"), a fund excluded from the definition of investment company by Section 3(c)(7) of the 1940 Act. The Fund meets the definition of a "covered investment pool" under the Pay-to-Play Rule.

B. The Contributor

The individual who made the campaign contribution that triggered the two year compensation ban (the "**Contribution**") is Jeffrey A. Marcus, one of the senior investment professionals of the Applicant (the "**Contributor**"). The Contributor is a seasoned investment professional who joined the Applicant in 2004 to lend his investment experience, operating expertise and relationships in the telecommunications and media industry to the Applicant in sourcing, evaluating, monitoring and managing the

Crestview Funds' investments. The Contributor was at all relevant times a covered associate of the Applicant.

Before the Contributor joined the Applicant, the Contributor had been very active in national politics, having once served as the co-chairman of a fund-raising committee of the Republican National Committee and also co-chaired the Republican National Committee Presidential Gala. The Contributor has a history of making permissible campaign contributions to candidates for federal office who were members of the same political party as the Official (as defined below). Prior to the date of the Contribution, the Contributor made 40 contributions to federal campaigns, totaling $151,150. The year of the Contribution, the Contributor and his wife each made permissible campaign contributions similar to the Contribution. As discussed in detail below, the Contributor failed to appreciate that contributions to federal candidates who held state or local offices would trigger the prohibition on compensation under the Rule and were prohibited by the Applicant's policies. He mistakenly viewed his Contribution to the federal campaign of a state office holder as no different from his other, permissible federal contributions.

C. The Government Entity

One of the investors in the Fund is a public pension plan and entity of the State of Texas (the "**Investor**").

D. The Official

The recipient of the Contribution was James Richard "Rick" Perry (the "**Official**"), the Governor of the State of Texas. The investment decisions for the Investor are overseen by a board of nine trustees, all of whom are appointed by the elective official holding the office of Governor of the State of Texas. Due to this power of appointment the Official is an "official" of the Investor.

At the time of the Contribution, the Official was a candidate for the federal office of President of the United States.

E. The Contribution

The Contribution was given on August 29, 2011 for the amount of $2,500 made out to RickPerry.org, Inc. The Applicant notes that the Contributor has long been a supporter of the Official, who has held a number of state-elected positions since the 1980s, and the Contributor had been a long-time contributor to the various election campaigns of the Official. Such other contributions to the Official's campaigns were made a number of years prior to 2007, the year in which the Investor invested in the Fund. The Contributor had a legitimate interest in the outcome of the 2012 Presidential campaign. As a resident of Florida and a registered Republican at the time the Contribution was made, the Contributor was eligible to vote in the Florida primary election if the Official had remained in the contest for the Republican nomination for President of the United States and would have been eligible to vote for the Official if the Official had become the Republican Presidential nominee. The Contributor told the Applicant that he made the Contribution while focusing on the *federal* office the Official was aspiring to hold and never focused on the fact that the Official held a state office when he made the Contribution. During the Contributor's meeting with the Official at the August 29, 2011 fundraiser for the Official's Presidential campaign, the Contributor does not recall any discussion of the Investor, its relationship to the Applicant or any other existing or prospective investors. There was also no discussion of the Official's appointment powers, influence or responsibilities at the state level involving the investment of state assets or public pension funds.

The Contributor did not solicit any other persons to make contributions to the Official's campaign and did not arrange any introductions to potential supporters. The Contributor also never informed the Investor or its relationship manager at the Applicant of the Contribution. At no time did any employees of the Applicant responsible for compliance, investor relations or operations have any knowledge that the Contribution had been made prior to the Contributor bringing it to the Applicant's Chief Compliance Officer's attention after completing the Compliance Questionnaire in January 2012.

F. Investments of the Investor with the Applicant

The Investor is a significant investor in the Crestview Funds, representing approximately 7% of the Crestview Funds' total capital commitments. The Investor was first introduced to the Applicant in 2005 through a financial institution's funds investment group. The Investor invested in the first fund complex of the Crestview Funds through the emerging managers' program of this funds investment group. The Investor subsequently invested in the Fund in December 2007, well before the Contribution was made and subsequently invested in a successor fund complex in November 2013, well after the Contribution was returned. The initial selection process pursuant to which the Investor decided to invest with the Applicant began before the Contribution was made, and the Investor invested in the Fund before the Contribution was made. The Contributor's role with respect to the Investor in connection with the development of the relationship was limited to making substantive presentations to the Investor's representatives regarding the investment strategy of the Fund (particularly with respect to the Fund's media portfolio companies). The Contributor was not involved in any discussions with the Investor regarding the Investor's decision to invest in the Fund. Since the date of the Contribution, the Contributor has had no contact with any representative of the Investor other than making substantive presentations covering the Applicant's media and communication portfolio companies, including a presentation at the Applicant's annual limited partner conference on November 13, 2012.

G. The Applicant's Discovery of the Error and Response

In connection with the Applicant's required annual certification for the year ended December 31, 2011, the Applicant's Chief Compliance Officer sent to all of the Applicant's officers, principals and employees (collectively, the "**Applicant's Personnel**")[1] a reminder that each such person needed to certify in writing that, among other things, he or she had during the past 12 months complied with the Applicant's current policies and procedures that address the Rule (the "**Political Contributions Policies**" or "**Policies**"). When the Contributor was completing the required annual certification, he realized that he had accidentally failed to follow the Applicant's pre-clearance policy for the Contribution (as discussed in Section II.H below) and immediately contacted the Chief Compliance Officer. Prior to the time the Contributor contacted the Chief Compliance Officer on January 26, 2012, no employee of the Applicant responsible for compliance, investor relations or operations had any knowledge of the Contribution.

[1] The Contributor comes within this definition of "Applicant's Personnel."

The Contributor had participated in a training session that described the Political Contributions Policies, and the Contributor acknowledged receipt and understanding of the Political Contributions Policies but nonetheless unintentionally and inadvertently neglected to request pre-clearance for the Contribution as required by the Policies. The Contributor has confirmed that the Contribution was not made with the intent to influence the Investor or any other person but rather to support the Official's campaign for federal office.

Immediately upon learning of the Contribution, the Chief Compliance Officer told the Contributor that the Contribution violated the Applicant's Policies and that the Contributor should immediately seek the return of the Contribution from the Official's campaign.[2] The Contributor requested the return of the Contribution on January 27, 2012 and received an agreement of the Official's campaign office to do so on the same day, resulting in the return of the Contribution in full on January 31, 2012, five days after the Contributor's request.

The Applicant did not receive any compensation (consisting of carried interest or management fees) in respect of the Investor's investment in the Fund from the date that the Contribution was made until the date that the Contribution was reported to the Applicant's Chief Compliance Officer. Beginning in March 2012, when the Fund's general partner began to receive distributions of carried interest in respect of the Investor's investment in the Fund, the Fund's general partner held such distributions in escrow in the Fund general partner's bank account. In January 2013, these distributions were transferred to a separate escrow account, which was set up for this purpose in December 2012. In November 2012, the Investor first contributed its portion of the Fund's management fee, which has been held in such separate escrow account since December 2012. Consequently, the Investor's share of carried interest and management fees payable since the date of the Contribution is currently held in a separate escrow account.

After learning of the Contribution, the Applicant took steps to limit the Contributor's contact with any representative of the Investor for the duration of the two-year period beginning August 29, 2011. The Applicant has had the Contributor complete quarterly certifications beginning the quarter ended December 31, 2012 through the quarter ended September 30, 2013 and keep a log of any interactions with the Investor. Since the date of the Contribution through the two-year period ended August 29, 2013, the Contributor has had no contact with any representative of the Investor other than making substantive presentations covering the Applicant's media and communication portfolio companies, including a presentation at the Applicant's annual limited partner conference on November 13, 2012. A representative of the Investor was present at the meeting and may have been present at the presentation. This was not an interactive presentation, and no questions were taken.

After becoming aware that the Contribution had been made, the Applicant consulted outside counsel, conducted an inquiry into the facts and circumstances surrounding the Contribution and the adequacy of its relevant compliance procedures. After the discovery of the Contribution, the Applicant's Chief Compliance Officer reassessed the Political Contributions Policies and determined (with the endorsement of the Chief Executive Officer) to change the certification process from an annual certification to a

[2] The Applicant acknowledges that the amount of the Contribution exceeded the *de minimis* contribution limits in the Rule. The Applicant also acknowledges that the time period since it had been made exceeded that provided for in the exception for returned contributions set forth in the Rule.

certification required on a quarterly basis, beginning with the quarter ended March 31, 2012, in an effort to reinforce even further the efforts already undertaken to comply with the Rule.

In addition, at the first regularly scheduled weekly meeting of the Applicant's executive officers and other investment professionals occurring after the Applicant became aware of the Contribution, the Chief Executive Officer, together with the Chief Compliance Officer, reviewed the Political Contributions Policies in detail with all of the Applicant's Personnel in attendance and urged them to re-read the Policies and to ask the Chief Compliance Officer if they had any questions.

The topic of political contributions was also placed on the agenda for the Partners' meeting of the Applicant, at which time the Chief Compliance Officer reviewed with the firm's Partners the provisions of the Rule and reminded them of the requirements of the Political Contributions Policies, including the pre-clearance procedures.

H. The Applicant's Pay-to-Play Policies and Procedures

As of March 14, 2011, the date by which investment advisers were required to comply with the Rule, and prior to the Applicant's registration as an investment adviser, the Applicant had in effect a policy that prohibited all of the Applicant's Personnel from making a political contribution to any official of a state or local government entity without pre-clearing the proposed contribution. The Applicant further augmented and enhanced its political contribution and pre-clearance policy by adopting and implementing its then-existing Political Contributions Policies in July 2011 (as discussed below).

When the Applicant determined in 2011 that it would be required to register as an investment adviser as a result of changes in the Advisers Act contained in the Dodd-Frank Wall Street Reform and Consumer Protection Act, it employed a recently retired partner of its principal law firm, Davis Polk & Wardwell LLP ("**Davis Polk**"), to act on an interim basis as its internal counsel in order to assist it in preparing for its registration and in developing and implementing its compliance program, including coordinating the drafting of a code of ethics and the Regulatory Compliance Manual. In addition, at the Applicant's request, Davis Polk retained the services of ACA Compliance Group to provide compliance consulting and support services.

The Applicant's Regulatory Compliance Manual includes the Political Contributions Policies. The Applicant communicated the Policies to the Applicant's Personnel and formally implemented the Political Contributions Policies in July 2011. The Policies include clear and unambiguous prohibitions on political contributions, stating in relevant part:

> "[These] policies strictly prohibit the following types of political contributions from being made by [the Applicant], [the Applicant's Personnel] or their Covered Family Members or any entity affiliated with any of the foregoing:
>
> - Political contributions to politically connected individuals or entities with the intention of influencing such individuals or entities for business purposes;

- Political contributions to any state, local or foreign government entity, official, candidate, political party, or political action committee; and

- Political contributions to any national political candidate who holds a state or local office.

If [any of the Applicant's Personnel], one of his or her Covered Family Members or an affiliated entity is considering making a political contribution to any national political candidate, party, or action committee, the potential contributor must seek pre-clearance from the [Chief Compliance Officer]...."[3]

The Political Contributions Policies have, at all times, been more restrictive than what is required under the Rule. First, the Political Contributions Policies strictly prohibit the above-referenced types of contributions, even if the contribution amount falls within the *de minimis* amounts permitted in the Rule ($350, if the contributor is entitled to vote for the official at the time of the contribution; $150, if the contributor is not entitled to vote for the official at the time of the contribution).[4]

Second, the Political Contributions Policies apply to a more comprehensive group of people and entities than what the Rule requires. The Political Contributions Policies apply to all of the Applicant's "officers, principals and employees" and their "Covered Family Members" defined as the children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law and children-in-law, including adoptive relationships, who share the same household as such officers, principals or employees.

Third, in addition to strictly prohibiting contributions to any "national political candidate who holds a state or local office," the Political Contributions Policies require all of the Applicant's Personnel, their Covered Family Members or affiliated entities to obtain pre-clearance from the Chief Compliance Officer if any such person "is considering making a political contribution to *any* national political candidate, party, or action committee" (emphasis added), even candidates who are not state or local political officials. In such instances, the Political Contributions Policies require each of the Applicant's Personnel to complete an electronic form to request pre-clearance for a political contribution indicating the name of the person requesting pre-clearance and the name of the contributor (if other than the person requesting pre-clearance); whether the proposed candidate currently holds a state or local office or is otherwise associated with a state or local office; whether the contributor has made any previous contributions to the same candidate in the same election and, if so, the aggregate amount of all contributions; whether the contributor is eligible to vote for the candidate; and the intended date of the contribution.

---

[3] Crestview Advisors, L.L.C. Regulatory Compliance Manual, June 2011 (the "**Regulatory Compliance Manual**"), 21. Although the Regulatory Compliance Manual has been amended, the policy is substantially similar in relevant part to the version in effect at the time of the Contribution.

[4] In addition to the Political Contributions Policies, there are separate "Gifts and Entertainment Policies" that contain policies and procedures pertaining to gifts or entertainment to government representatives that also require pre-approval from the Chief Compliance Officer. A footnote in the Gifts and Entertainment Policies refers the reader specifically to the Political Contributions Policies and states that "[Applicant] has adopted written Political and Charitable Contributions Policies and procedures, which are included in this Manual. Employees should be mindful of those policies and procedures when providing gifts or entertainment to any government representative or candidate for a government office." Regulatory Compliance Manual, 16 n.1.

Once the Chief Compliance Officer approves the request, the person wishing to make the contribution is asked to confirm the date the contribution was made and the amount of the contribution.

III. Standard for Granting an Exemption

In determining whether to grant an exemption, Rule 206(4)-5(e) requires that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act; (ii) whether the investment adviser (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, federal, state or local); and (vi) the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution. Each of these factors weighs in favor of granting the relief requested in this Application.

IV. Statement in Support of Exemptive Relief

The Applicant submits that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act. The Investor determined to invest with the Applicant and established the advisory relationship on an arms' length basis free from any improper influence as a result of the Contribution. In support of that conclusion, Applicant notes that the relationship with the Investor pre-dates the Contribution and that the Investor did not make an additional commitment to the Fund subsequent to the Contribution.[5]

Given the nature of the Rule violation, and the lack of any evidence that the Applicant or the Contributor intended to, or actually did, interfere with the Investor's merit-based process for the selection or retention of advisory services, the interests of the Investor are best served by allowing the Applicant and its Investor to continue their relationship uninterrupted. Causing the Applicant to serve without compensation for a two-year period could result in a financial loss that is 3,000 to 4,000 times the amount of the Contribution. The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions and not by withholding compensation as a result of unintentional violations.

[5] While the Applicant notes that the Investor made an investment in a successor fund managed by the Applicant, such investment followed the return of the Contribution by more than 22 months.

The other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.

Policies and Procedures before the Contribution. As of March 14, 2011, the date by which investment advisers were required to comply with the Rule, the Applicant had in effect a policy that prohibited all of the Applicant's Personnel from making a political contribution to any official of a state or local governmental entity without pre-clearing the proposed contribution. In July 2011, before the Contribution was made, the Applicant further augmented and enhanced its existing political contribution and pre-clearance policy by adopting and formally introducing the current Political Contributions Policies. In conjunction with such implementation, the Policies were reviewed with all of the Applicant's Personnel. The Policies are robust, comprehensive and clear. They strictly prohibit all political contributions to any state or local governmental entity, official or candidate and require all political contributions to be pre-cleared by the Chief Compliance Officer. In addition, the Political Contributions Policies were part of the training sessions reviewed in detail with all of the Applicant's Personnel in July 2011. Each of the Applicant's Personnel, including the Contributor, certified and acknowledged that he or she had received a copy of the Regulatory Compliance Manual and had read it, understood it and agreed to comply with it. The Applicant also performed annual compliance training, which included review of the Policies.

Actual Knowledge of the Contribution. The annual certification conducted in January 2012, which was the first annual certification to occur after the effective date of the Rule and the implementation of the Regulatory Compliance Manual, prompted immediate disclosure of the Contribution by the Contributor to the Applicant's Chief Compliance Officer so that the Chief Compliance Officer could instruct the Contributor to take steps to obtain the return of the Contribution. Actual knowledge of the Contribution at the time of its making should not be imputed to the Applicant given that no one else employed at the Applicant responsible for compliance, investor relations or operations was aware of the Contributor's interest in the Official or the fact of the Contribution. At no time did any employees responsible for compliance, investor relations or operations of the Applicant have any knowledge that the Contribution had been made prior to the Contributor bringing it to the Applicant's Chief Compliance Officer's attention after completing the Compliance Questionnaire in January 2012. The Contributor believed he was acting in compliance with the Political Contributions Policies and simply misunderstood its application to state officials running for federal office. In that regard, Applicant notes that the Rule had only been in force for several months at the time of the Contribution.

The Applicant's Response After the Contribution. After learning of the Contribution, the Applicant and the Contributor took all available steps to obtain a return of the Contribution and implement additional measures to prevent a future error. Within 24 hours of discovering the Contribution, the Applicant had obtained an agreement of the Official's campaign office to return the full Contribution. The full amount was subsequently returned within five days. The Applicant did not receive any compensation (consisting of carried interest or management fees) in respect of the Investor's investment in the Fund from the date that the Contribution was made until the date that the Contribution was discovered. Beginning in March 2012, when the Fund's general partner began to receive distributions of carried interest in respect of the Investor's investment in the Fund, the Fund's general partner held such distributions in escrow in the Fund general partner's bank account. In January 2013, these distributions were transferred to a separate escrow account, which was set up for this purpose in December 2012. In November 2012, the Investor first contributed its portion of the

Fund's management fee, which has been held in such separate escrow account since December 2012. Consequently, the Investor's share of carried interest and management fees payable since the date of the Contribution is currently held in a separate escrow account. The cash has not been transferred to the Applicant (or to the partners of the Fund's general partner). The Chief Compliance Officer promptly reminded the Contributor to strictly adhere to the Applicant's Political Contribution Policies and procedures in the future and reviewed the Policies and pre-clearance procedures in detail with the Contributor and the Applicant's other personnel. The Chief Compliance Officer also reported the incident to the Applicant's Chief Executive Officer. Thus, the Applicant made, adopted and implemented policies and procedures reasonably designed to prevent, and also to uncover, violations of the Rule.

The Applicant also consulted outside counsel and conducted an inquiry into the facts and circumstances surrounding the Contribution and the adequacy of its relevant compliance procedures.

The Chief Executive Officer, together with the Chief Compliance Officer, addressed the Applicant's Political Contributions Policies at the first regularly scheduled weekly meeting of its executive officers and other investment professionals after learning of the Contribution. At that time, they reviewed the Political Contributions Policies in detail with all people in attendance and urged them to re-read the Policies and to direct any questions they may have about the Policies to the Chief Compliance Officer. The Chief Compliance Officer also addressed the issue and reviewed the Policies, including the pre-clearance requirement, at the Applicant's first regularly scheduled Partners' meeting after learning of the Contribution.

The Chief Compliance Officer determined that, above and beyond the requirements of the Political Contributions Policies then in place, which already met the requirements of the Rule, the Policies could and should be further enhanced to prevent future contributions from being made in violation of the Commission's Rule or the Applicant's Policies. Accordingly, the Chief Compliance Officer reassessed the Political Contributions Policies and determined (with the endorsement of the Chief Executive Officer), to change the certification process from an annual certification to a certification required on a quarterly basis, beginning with the quarter ended March 31, 2012, in an effort to reinforce even further the efforts already undertaken to comply with the Rule.

Status of the Contributor. The Contributor was at all relevant times a "covered associate" of the Applicant. After learning of the Contribution, the Applicant took steps to limit the Contributor's contact with any representative of the Investor for the duration of the two-year period beginning August 29, 2011. The Applicant has had the Contributor complete quarterly certifications beginning the quarter ended December 31, 2012 through the quarter ended September 30, 2013 and keep a log of any interactions with the Investor. Since the date of the Contribution through the two-year period ended August 29, 2013, the Contributor has had no contact with any representative of the Investor other than making substantive presentations covering the Applicant's media and communication portfolio companies, including a presentation at the Applicant's annual limited partner conference on November 13, 2012. A representative of the Investor was present at the meeting and may have been present at the presentation. This was not an interactive presentation, and no questions were taken.

Timing and Amount of the Contribution. As noted above, the Applicant's relationship with the Investor pre-dates the Contribution. The Investor made its capital commitment to the Fund in the fourth quarter of 2007. Its capital commitment is irrevocable, and the

Investor may not withdraw from the Fund. The Fund's final closing occurred in December 2009, after which no new investors were admitted to the Fund. The Contribution, moreover, was made in August 2011, more than three and a half years after the Investor's investment in the Fund and at a time when the Investor was not contemplating any investment-related decisions with respect to the Applicant. The Contribution was consistent with the giving history of the Contributor.

Nature of the Election and Other Facts and Circumstances. The nature of the election and other facts and circumstances indicate that the Contributor's apparent intent in making the Contribution was not to influence the selection or retention of the Applicant. The Contribution was made to the Official's campaign for the federal office of President of the United States. The amount of the Contribution, profile of the candidate and characteristics of the campaign fall squarely within the pattern of the Contributor's other substantial political donations to the Official. The Contributor also had a legitimate interest in the outcome of the campaign. As a resident of Florida and a registered Republican at the time the Contribution was made, the Contributor was eligible to vote in the Florida primary election if the Official had remained in the contest for the Republican nomination for President of the United States and would have been eligible to vote for the Official if the Official had become the Republican Presidential nominee. Further, the Contributor had been very active in national politics in the past, having once served as the co-chairman of a fund-raising committee of the Republican National Committee and also co-chaired the Republican National Committee Presidential Gala.

The Contributor has a long-standing history of supporting the Official. He contributed what he thought was the maximum amount permitted for a candidate per election under the federal election laws to a candidate running for the federal office of President of the United States and by so doing unintentionally and inadvertently violated the Political Contributions Policies. Although he participated in the training session during which the Political Contributions Policies were explained, and he acknowledged in his written certification that he had received, read and understood the Regulatory Compliance Manual's procedures and policies, he nonetheless inadvertently overlooked the prohibition on political contributions to state and local officials among the other new requirements that he, along with all of the Applicant's Personnel, was then instructed to observe. The foregoing is not intended as an "excuse" for the Contributor's oversight; rather, it is intended to set forth the context in which this oversight was committed.

The Contributor's violation of the Political Contributions Policies and the Rule resulted from his mistaken belief that all contributions to federal campaigns were permissible and exempt from the Political Contributions Policies' pre-clearance requirements. The Contributor simply failed to focus on the fact that the Political Contributions Policies prohibited contributions to federal candidates currently holding state offices. The Contributor never spoke with the Official or anyone else about the authority of the Official over investment decisions. The Contributor does not recall any discussion of the Investor, its relationship to the Applicant or any other existing or prospective investors to the Official.

Apart from requesting in January 2012 that his Contribution be returned, the Contributor's contact with the Official concerning campaign contributions was limited to the fundraising event at which the Contribution was made on August 29, 2011. The Contributor never told any prospective or existing investor (including the Investor) or any relationship manager at the Applicant about the Contribution.

Given the difficulty of proving a *quid pro quo* arrangement, the Applicant understands that adoption of a regulatory regime with a default of strict liability, like the Rule, is necessary. However, it appreciates the availability of exemptive relief at the Commission's discretion where imposition of the two-year prohibition on compensation does not achieve the Rule's purposes or would result in consequences disproportionate to the mistake that was made. The Applicant respectfully submits that such is the case with the Contribution. Neither the Adviser nor the Contributor sought to interfere with the Investor's merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arms' length transactions. There was no intent or action by the Adviser or Contributor to influence the Investor's selection process. The Applicant has no reason to believe that the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

V. Precedent

The relief requested in this Application is substantially similar to that granted by the Commission in at least one other instance: In the Matter of Davidson Kempner Capital Management LLC, Investment Advisers Act Release No. 3715 (November 13, 2013) (exempting an investment adviser from the two-year ban on compensation to permit the adviser to receive compensation from three government entities for investment advisory services provided to the government entities within the two-year period following a contribution by a covered associate of the adviser to an official of the government entities) ("**Davidson Kempner**").

The facts in this Application describing the Contributor, the Investor, the Official and the Contribution are substantially similar to those presented in the application requesting the aforementioned order. Davidson Kempner Capital Management LLC (the "**Exempt Adviser**"), like the Applicant, is an investment adviser to a private fund in which a state pension plan has invested. Like the Applicant, one of the Exempt Adviser's senior investment professionals made a contribution to a campaign for a candidate for a U.S. federal office who at the time was an official of such state. In neither the Davidson Kempner case nor here was there any intent on the part of the person making the political contribution to influence the relevant government official's power of appointment with respect to the public plan investor or the public plan investor's investment decisions, nor was there any discussion with the relevant government official about such official's power of appointment.

The statements in support of exemptive relief made in this Application are substantially similar to those made in Davidson Kempner. For example, in both cases, the person making the political contribution had a history of making permissible contributions to candidates for federal office and had a legitimate interest in the outcome of the campaign for the relevant official. Both the Applicant and the Exempt Adviser had pre-existing relationships with the public plan investors before the relevant contributions were made. Further, the contributors' interactions with the government entities were limited to making presentations on investment strategies.

Neither firm had actual knowledge of the political contribution until it was discovered in the course of compliance testing. When discovered, the contributions were promptly returned. After obtaining knowledge of the contribution, both firms established an escrow account for fees paid in respect of the government entities. Both firms maintained compliance policies more restrictive than what the Rule required and further strengthened compliance policies and procedures after learning of the contributions.

Based on the facts summarized above, the Commission granted the Exempt Adviser an exemption from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Advisers Act for investment advisory services provided to three government entities following a contribution to a candidate for federal office by a covered associate. The Applicant respectfully submits that based on the similarity between the facts and statements presented in Davidson Kempner and the facts and statements presented in this Application, the Commission should grant an order exempting the Applicant under the Rule.

VI. Request for Order

The Applicant seeks an order pursuant to Section 206A of the Advisers Act, and Rule 206(4)-5(e) thereunder, exempting it, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(1) under the Advisers Act, to permit the Applicant to receive compensation for investment advisory services provided to a government entity for the two-year period following the Contribution identified herein to an official of such government entity by a covered associate of the Applicant.

VII. Conclusion

For the foregoing reasons, the Applicant submits that the proposed exemptive relief, conducted subject to the representations set forth above, would be fair and reasonable, would not involve overreaching and would be consistent with the general purposes of the Advisers Act.

VIII. Procedural Matters

The authorization required by Rule 0-4(c)(1) under the Advisers Act is attached hereto as Exhibit A. The verification required by Rule 0-4(d) under the Advisers Act is attached hereto as Exhibit B. Pursuant to Rule 0-4 of the rules and regulations under the Advisers Act, a form of proposed notice for the order of exemption requested by this Application is set forth as Exhibit C. In addition, a form of proposed order of exemption requested by this Application is set forth as Exhibit D to this Application.

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-4 under the Advisers Act relating to the signing and filing of this Application have been complied with and that the Applicant, which has signed and filed this Application, is fully authorized to do so.

The Applicant respectfully requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Advisers Act.

*   *   *   *

CRESTVIEW ADVISORS, L.L.C.

By: 
Name: Ross A. Oliver
Title: Senior Counsel and Chief Compliance Officer

Dated: March 26, 2014

#85549359v21

Exhibit Index

EXHIBIT A

Authorization

All requirements of the Limited Liability Company Agreement of Crestview Advisors, L.L.C. have been complied with in connection with the execution and filing of this Application. Crestview Advisors, L.L.C. by resolutions duly adopted by its Chief Executive Officer as of March 26, 2014 (and attached to this Authorization), has authorized the making of this Application. Such resolutions continue to be in force and have not been revoked through the date hereof.

Crestview Advisors, L.L.C. has caused the undersigned to sign this Application on its behalf in New York City on this 26 day of March, 2014.

CRESTVIEW ADVISORS, L.L.C.

By: [signature]
Name: Ross A. Oliver
Title: Senior Counsel and Chief Compliance Officer

Attest: [signature] 
Shebana Gaje

#85549359v21

Resolutions of Crestview Advisors, L.L.C.

The undersigned hereby certifies that he is the Chief Executive Officer of Crestview Advisors, L.L.C. and hereby adopts the following resolutions pursuant to his authority as Chief Executive Officer with effect from March 26, 2014.

RESOLVED, that each of the officers of Crestview Advisors, L.L.C. (the "**Company**") be, and each of them hereby is, authorized in the name and on behalf of the Company to execute and cause to be filed with the Securities and Exchange Commission an application for an order under Section 206A of the Investment Advisers Act of 1940, as amended, and Rule 206(4)-5(e) thereunder, substantially in the form attached hereto, granting an exemption to the Company from the provisions of Section 206(4) of the Advisers Act and Rule 206(4)-5(a)(1) thereunder;

FURTHER RESOLVED, that each of the officers of the Company be, and each of them hereby is, authorized to prepare, execute and cause to be filed any and all amendments to such Application as such officer executing the same may approve as necessary or desirable, such approval to be conclusively evidenced by his or her execution thereof; and

FURTHER RESOLVED, that each of the officers of the Company be, and each of them hereby is, authorized to take such other action, including the preparation and publication of a notice relating to such Application for exemption and the representation of the Company, in any matters relating to such Application or amendment thereof, as they deem necessary or desirable.

IN WITNESS WHEREOF, I hereunto set my hand, this 26 day of March, 2014.



By: ______________________
Name: Barry S. Volpert
Title: Chief Executive Officer

#85549359v21

EXHIBIT B

Verification

STATE OF NEW YORK

COUNTY OF NEW YORK,   SS:

The undersigned being duly sworn deposes and says that he has duly executed the attached application for an order for exemptive relief pursuant to Section 206A of the Investment Advisers Act of 1940, as amended, and Rule 206(4)-5(e) thereunder dated March 26, 2014 for and on behalf of Crestview Advisors, L.L.C.; that he is the Senior Counsel and Chief Compliance Officer of such entity; that the Amended and Restated Limited Liability Company Agreement of the Applicant in effect on the date hereof vests in him the powers possessed by the manager of a limited liability company under the laws of the State of Delaware, including the authority to execute, deliver and file such application on behalf of the Applicant; and that all action necessary to authorize deponent to execute and file such instrument has been complied with and taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CRESTVIEW ADVISORS, L.L.C.

By: 
Name: Ross A. Oliver
Title: Senior Counsel and Chief Compliance Officer

Subscribed and sworn to before me this 26 day of March, 2014.

[OFFICIAL SEAL] 

My commission expires: 05/14/2016

SHABANA GAJIE
Notary Public, State of New York
No. 01GA6261743
Qualified in Queens County
Commission Expires May 14, 2016

#85549359v21

EXHIBIT C

Proposed Notice for the Order of Exemption

SECURITIES AND EXCHANGE COMMISSION

Release No. ______________ **File No. 803-00217**

Crestview Advisors, L.L.C.; Notice of Application

[__________, 2014]

Agency: Securities and Exchange Commission (the "**Commission**").

Action: Notice of application for an exemptive order under Section 206A of the Investment Advisers Act of 1940 (the "**Advisers Act**") and Rule 206(4)-5(e) thereunder.

Applicant: Crestview Advisors, L.L.C. (the "**Applicant**").

Relevant Advisers Act Sections: Exemption requested under Section 206A of the Advisers Act and Rule 206(4)-5(e) thereunder from Rule 206(4)-(5)(a)(1) under the Advisers Act.

Summary of Application: The Applicant requests that the Commission issue an order under Section 206A of the Advisers Act and Rule 206(4)-5(e) thereunder from Rule 206(4)-(5)(a)(1) under the Advisers Act to permit the Applicant to receive compensation from a government entity for investment advisory services provided to the government entity within the two-year period following a contribution by a covered associate of the Applicant to an official of the government entity

Filing Date: The application was filed on November 14, 2012, and an amended and restated application was filed on [•], 2014.

Hearing or Notification of Hearing: An order granting the Application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving the Applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [•], 2014, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, Securities and Exchange Commission, 100 F Street NE, Washington, D.C. 20549-1090; Crestview Advisors, L.L.C., 667 Madison Avenue, 10th Floor, New York, NY 10065

For Further Information Contact: Melissa A. Roverts, Branch Chief, at (202) 551-6722; Sarah A. Buescher, Branch Chief, at (202) 551-6787; or Melissa S. Gainor, Attorney-Adviser, at (202) 551-6722 (Office of Investment Adviser Regulation, Division of Investment Management, Securities and Exchange Commission).

Supplementary Information: The following is a summary of the Application. The complete Application may be obtained for a fee at the Commission's Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102 (tel. (202) 551-5850).

Applicant's Representations:

1. The Applicant is a limited liability company registered with the Commission as an investment adviser under the Advisers Act. The Applicant serves as investment adviser to Crestview Partners II, L.P. (the "**Fund**"), an issuer excluded from the definition of investment company pursuant to section 3(c)(7) of the Investment Company Act of 1940. One of the investors in the Fund (the "**Investor**") is a Texas public pension plan. The investment decisions for the Investor are overseen by a board of nine trustees, all of whom are appointed by the Governor of the State of Texas.

2. On August 29, 2011, Jeffrey A. Marcus, a senior investment professional of the Applicant (the "**Contributor**") gave a $2,500 contribution (the "**Contribution**") to the United States Presidential campaign of James Richard "Rick" Perry, the Governor of the State of Texas (the "**Official**"). The Applicant represents that the amount of the Contribution, the profile of the candidate and characteristics of the campaign are consistent with the pattern of the Contributor's other political contributions.

3. The Applicant represents that the Contributor did not solicit any persons to make contributions to the campaign and that, until the Contribution was discovered as discussed below, no employee of the Applicant responsible for compliance, investor relations or operations knew of the Contribution or the Contributor's plan to meet with the Official.

4. The Applicant represents that the Investor's relationship with the Applicant pre-dates the contribution. The Applicant also represents that it took steps designed to limit the Contributor's contact with the Investor and the Investor's representatives during the duration of the two-year period following the Contribution. The Applicant represents that the Contributor's role with the Investor was limited to making substantive presentations to the Investor's representatives regarding the investment strategy of the Fund. The Applicant represents that the Contributor has had no contact with any representative of the Investor other than making substantive presentations covering the Applicant's media and communication portfolio companies, including a presentation at the Applicant's annual limited partner conference on November 13, 2012.

5. The Contributor reported the Contribution to the Applicant's Chief Compliance Officer in the course of completing the Applicant's required annual certification for the year ended December 31, 2011. After the Contribution was reported to the Applicant's Chief Compliance Officer, the Applicant and the Contributor obtained the Official's agreement to return the full amount of the Contribution, which was subsequently returned. An escrow account was established and all distributions of

carried interest and payments of management fees in respect of the Investor's investment in the Fund for the two-year period beginning on August 29, 2011 were deposited in such account for immediate return to the Investor should exemptive relief not be granted.

6. Prior to March 14, 2011, the Applicant had in effect policies and procedures regarding pay-to-play (the "**Political Contributions Policies**" or the "**Policies**"), which were further augmented and enhanced in July 2011. The Political Contributions Policies strictly prohibit all political contributions to any state or local government entity, official or candidate and require all political contributions to be pre-cleared by the Chief Compliance Officer. The Applicant represents that the Contributor's violation of the Applicant's Political Contributions Policies resulted from his mistaken belief that all contributions to federal campaigns were permissible and exempt from the Political Contributions Policies' pre-clearance requirements. After learning of the Contributor's misunderstanding, the Applicant changed its certification process from an annual certification to a quarterly certification, beginning with the quarter ended March 31, 2012, in an effort to reinforce even further the efforts already undertaken to comply with the pay-to-play rule. In addition, at the next regularly scheduled weekly meeting of the Applicant's executive officers and other investment professionals, the Chief Executive Officer, together with the Chief Compliance Officer, reviewed the Political Contributions Policies in detail with all of the Applicant's Personnel in attendance and urged them to re-read the Policies and to ask the Chief Compliance Officer if they had any questions.

Applicant's Legal Analysis:

1. Rule 206(4)-5(a)(1) of the Advisers Act prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser. The Investor is a "government entity" as defined in Rule 206(4)-5(f)(5), the Contributor was at all relevant times a "covered associate" as defined in Rule 206(4)-5(f)(2), and the Official is an "official" as defined in Rule 206(4)-5(f)(6). Rule 206(4)-5(c) provides that when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool is treated as providing advisory services directly to the government entity. The Fund is a "covered investment pool," as defined in Rule 206(4)-5(f)(3)(ii).

2. Section 206A of the Advisers Act grants the Commission the authority to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Advisers Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Advisers Act]."

3. Rule 206(4)-5(e) provides that the Commission may exempt an investment adviser from the prohibition under Rule 206(4)-5(a)(1) upon consideration of the factors listed below, among others:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act;

(2) Whether the investment adviser, (i) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; and (ii) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution, and (iii) after learning of the contribution: (A) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (B) has taken other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (*e.g.*, federal, state or local); and

(6) and the contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. The Applicant requests an order pursuant to Section 206A and Rule 206(4)-5(e) thereunder, exempting it from the two-year prohibition imposed by Rule 206(4)-5(a)(1) with respect to investment advisory services provided to the Investor within the two-year period following the Contribution

5. The Applicant submits that the exemption is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Applicant further submits that the other factors set forth in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to the Applicant to avoid consequences disproportionate to the violation.

6. The Applicant states that the Investor determined to invest with the Applicant and established the advisory relationship on an arms' length basis free from any improper influence as a result of the Contribution. In support of this argument, the Applicant notes that the Investor's relationship with the Applicant pre-dates the Contribution. Furthermore, the Contributor's contact with the Investor's representatives was limited. The Applicant also argues that the interests of the Investor are best served by allowing the Applicant and the Investor to continue their relationship uninterrupted.

7. The Applicant notes that it adopted and implemented the Political Contributions Policies compliant with the rule's requirements and it implemented certification procedures prior to the date of the Contribution. The Applicant further represents that at no time did any employees of the Applicant responsible for compliance, investor relations or operations have any knowledge that the Contribution had been made prior to the Contributor bringing it to the Applicant's Chief Compliance Officer's attention after completing the Compliance Questionnaire in January 2012. After learning of the Contribution, the Applicant and the Contributor obtained the Official's agreement to return the Contribution, which was subsequently returned, and the Applicant set up an escrow account for all compensation to be received with respect to the Investor's investment in the Fund for the two-year period beginning August 29, 2011.

8. The Applicant states that the Contributor's apparent intent in making the Contribution was not to influence the selection or retention of the Applicant. The Applicant represents that the amount of the Contribution, profile of the candidate and characteristics of the campaign are consistent with the pattern of the Contributor's other substantial political donations. The Applicant notes that the Contributor failed to appreciate that contributions to federal candidates who held state or local office could trigger the prohibition on compensation under Rule 206(4)-5 or that such contributions were subject to the Applicant's Political Contributions Policies. The Applicant represents that the Contributor had no contact with any representatives of the Investor (or its board) outside of making substantive presentations covering the Applicant's media and communication portfolio companies at the Applicant's annual limited partner conference and other limited partner meetings and that the Applicant took steps designed to limit such contact during the duration of the two-year time out on compensation.

* * * *

By the Commission.

Name: ____________________________
Title:

SECURITIES AND EXCHANGE COMMISSION

Investment Advisers Act Release No. _____________

IN THE MATTER OF
Crestview Advisors, L.L.C.
667 Madison Avenue, 10th Floor
New York, NY 10065

ORDER UNDER SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940 AND RULE 206(4)-5(e) THEREUNDER GRANTING AN EXEMPTION FROM RULE 206(4)-5(a)(1) THEREUNDER

Crestview Advisors, L.L.C. (the "**Applicant**") filed an Application on November 14, 2012, and an amendment to and restatement of such application on [•], 2014, for an order under Section 206A of the Investment Advisers Act of 1940 ("Act") and Rule 206(4)-5(e) thereunder. The order would grant an exemption under the Act to the Applicant from Rule 206(4)-5(a)(1) to permit the Applicant to receive compensation from a government entity for investment advisory services provided to the government entity within the two-year period following a contribution by a covered associate of the Applicant to an official of the government entities.

On [•], 2014, a notice of filing of the Application was issued (Investment Advisers Act Release No. [•]). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the Application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the application, as amended and restated, that the proposed exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act. Accordingly,

IT IS ORDERED, pursuant to Section 206A of the Act and Rule 206(4)-5(e) thereunder, that the exemption from Rule 206(4)-5(a)(1) under the Act requested by the Applicant (File No. 803-00217) is granted, effective immediately.

By the Commission.

Name: ______________________________
Title:

```
                                            ##
 ##                                          #
  #  ####   ####    ## ##   ## ##   ### ###  #
  #  #     #    #    ##  #   ##  #   #   #   #
  ###      ######    #   #   #   #   #   #   #
  # #      #         #   #   #   #    # #    #
  #  #     #         #   #   #   #    # #    #
 ##  ###    #####   ### ### ### ###    #   #####
                                       #
                                     ###
```

Job : 68
Date: 4/3/2014
Time: 11:18:09 AM